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CONFIDENTIAL SUBMISSION VIA EDGAR	E-mail: jay.bernstein@cliffordchance.com

U.S. Securities and Exchange Commission	October 10, 2014
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:                             National Storage Affiliates Trust

Confidential Draft Registration Statement on Form S-11

Ladies and Gentlemen:

On behalf of our client, National Storage Affiliates Trust (the “Company”), we are submitting a draft Registration Statement on Form S-11 (the “Registration Statement”) to the staff of the Securities and Exchange Commission for confidential non-public review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement submitted herewith relates to the initial public offering of the Company’s common shares of beneficial interest.

On behalf of our client, we confirm to you that as of the date of this letter, the Company is an emerging growth company, as defined in Section 2(a)(19) of the Securities Act.  In addition, on behalf of our client, we confirm to you that as of the date of this letter none of the disqualifying conditions set forth in Section 2(a)(19) have occurred.

A formal filing of the Registration Statement will be made at a later date, which in no event will be later than 21 days before the Company commences its road show.

If you have any questions or comments concerning this submission, please do not hesitate to contact the undersigned at (212) 878-8527 or Andrew Epstein at (212) 878-8332.

Sincerely,

/s/ Jay Bernstein
Jay Bernstein

CC:  National Storage Affiliates Trust

Arlen Nordhagen

Tamara Fischer

Clifford Chance US LLP

Andrew Epstein

Latham & Watkins LLP

Julian Kleindorfer
Lewis Kneib